MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025

As of November 5, 2025

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Fortuna Mining Corp. (the “Company” or “Fortuna”) (TSX: FVI and NYSE: FSM) should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2024 and 2023 (the “2024 Financial Statements”), and the unaudited condensed interim financial statements of the Company for the three and nine months ended September 30, 2025 and 2024 (the “Q3 2025 Financial Statements”) and related notes thereto, which have been prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). For further information on the Company, reference should be made to its public filings, including its annual information form, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of November 5, 2025. The information and discussion provided in this MD&A covers the three and nine months ended September 30, 2025 and 2024, and where applicable, the subsequent period up to the date of issuance of this MD&A. Unless otherwise noted, all dollar amounts in this MD&A are expressed in United States (“US”) dollars. References to "$" or "US$" in this MD&A are to US dollars and references to C$ are to Canadian dollars.

Fortuna has a number of direct and indirect subsidiaries which own and operate assets and conduct activities in different jurisdictions. The terms "Fortuna" or the "Company" are used in this MD&A for simplicity of the discussion provided herein and may include references to subsidiaries that have an affiliation with Fortuna, without necessarily identifying the specific nature of such affiliation.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, which classifications differ significantly from the requirements required by the U.S. Securities and Exchange Commission (“SEC”) as set out in the cautionary note on page 39 of this MD&A. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s Annual Information Form for fiscal 2024 dated March 22, 2025 and its Management Information Circular dated May 1, 2025, which are available on SEDAR+ and EDGAR.

This MD&A uses certain Non-IFRS financial measures and ratios that are not defined under IFRS, including but not limited to: all-in costs, cash cost per ounce of gold; all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; sustaining capital, growth capital; all-in cash cost per payable ounce of silver equivalent sold; free cashflow and free cashflow from ongoing operations; adjusted net income; adjusted attributable net income, adjusted EBITDA, net debt and working capital which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance. Non-IFRS financial measures and non-IFRS ratios do not have a standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Non-IFRS measures are further discussed in the “Non-IFRS Measures” section on page 23 of this MD&A.

Where applicable, the Company has presented operating and financial results for the previous financial periods based on its continuing operations. Contributions from the San Jose and Yaramoko Mines have been removed as they were disposed of during the second quarter of 2025.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW

Fortuna is a growth focused Canadian precious metals mining company with operations and projects in South America and West Africa. The Company produces gold, silver, and base metals and generates shared value over the long-term through efficient production, environmental protection, and social responsibility. As at the date of the MD&A, the Company has three operating mines and exploration activities in Argentina, Côte d'Ivoire, Peru, and Mexico as well as the Diamba Sud gold project in Senegal.

The Company operates the open pit Lindero gold mine (“Lindero” or the “Lindero Mine”) located in northern Argentina, the underground Caylloma silver, lead, and zinc mine (“Caylloma” or the “Caylloma Mine”) located in southern Peru, and the open pit Séguéla gold mine (“Séguéla”, or the “Séguéla Mine”) located in southwestern Côte d’Ivoire. Each of the Company's producing mines is considered to be a separate reportable segment, along with the Company's corporate stewardship segment.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (“TSX”) under the trading symbol FVI.

IMPAIRMENT REVERSAL AT LINDERO

As of September 30, 2025, the Company identified an increase in its estimates of future metal prices  as an indicator for the reversal of an impairment originally recorded for the Lindero Mine in 2022. In determining the recoverable value of the Lindero cash generating unit (“CGU”), the Company made estimates of discounted after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions related to metal selling prices, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, export taxes, future capital expenditures, discount rates and exchange rates.

The Company performed a test of impairment using a discount rate of 8.2% and a long-term gold price of $2,750/oz to determine the fair value less cost of disposal of the CGU, and concluded that the recoverable value of the CGU exceeded the carrying value, resulting in an impairment reversal of $52.7 million. The reversal was limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized previously, and represents the full reversal of the impairment charge previously recorded in 2022.

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2025

Financial

●	Sales were $251.4 million, an increase of 38% from the $181.7 million reported in the three months ended September 30, 2024 (“Q3 2024”)
●	Mine operating income was $133.1 million, an increase of 108% from the $64.1 million reported in Q3 2024
●	Operating income was $154.6 million, an increase of $103.8 million from the $50.8 million in operating income reported in Q3 2024
●	Attributable net income from continuing operations was $123.6 million or $0.40 per share, an increase from attributable net income of $35.5 million or $0.11 per share reported in Q3 2024
●	Adjusted net income (refer to Non-IFRS Financial Measures) was $56.1 million compared to $36.5 million in Q3 2024, representing a 54% increase

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

●	Adjusted EBITDA (refer to Non-IFRS Financial Measures) was $130.8 million compared to $96.6 million reported in Q3 2024, representing a 35% increase
●	Free cash flow from ongoing operations (refer to Non-IFRS Financial Measures) was $73.4 million compared to $34.0 million reported in Q3 2024, representing a 116% increase
●	Net cash provided by operating activities from continuing operations was $111.3 million, an increase of 65% from the $67.3 million reported in Q3 2024

Operating

●	Gold production of 63,216 ounces, a 6% increase from Q3 2024
●	Silver production of 233,612 ounces, a 24% decrease from Q3 2024
●	Lead production of 8,492,206 pounds, a 15% decrease from Q3 2024
●	Zinc production of 11,988,738 pounds, a 6% decrease from Q3 2024
●	Consolidated All-in Sustaining Costs (“AISC”) of $1,987 per ounce on a gold equivalent sold basis compared to $1,638 per ounce for Q3 2024. See “Non-IFRS Measures - All-in Sustaining Cash Cost per Ounce of Gold Equivalent Sold” for additional information

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

Health & Safety

For the third quarter of 2025, the Company recorded no lost time injuries (“LTI”), one restricted work injury (“RWI”) and one medical treatment injury (“MTI”) over 2.39 million hours worked.  The year-to-date LTI frequency rate (“LTIFR”) at the end of this quarter was 0.00 lost time injuries per million hours worked (0.46 in Q3 2024) while the year-to-date total recordable injury frequency rate (“TRIFR”) was 0.86 total recordable injuries per million hours worked (1.37 in Q3 2024).

Environment

No serious environmental incidents, no incidents of non-compliance related to water permits, standards, and regulations and no significant environmental fines were recorded during the third quarter of 2025, as well as throughout the year.

Community Engagement

During the third quarter of 2025, there were no significant disputes at any of our sites. We recorded 321 local stakeholder engagement activities during the period. These included consultation meetings with local administration and community leaders, participation in ceremonies and courtesy visits.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

Operating and Financial Highlights From Continuing Operations

A summary of the Company’s consolidated financial and operating results for the three and nine months ended September 30, 2025 is presented below:

	Three months ended September 30,			Nine months ended September 30,
Consolidated Metrics	2025	2024	% Change	2025	2024	% Change
Selected highlights
Gold
Metal produced (oz)	63,216	59,474	6%	183,772	173,442	6%
Metal sold (oz)	64,259	60,518	6%	182,985	171,424	7%
Realized price ($/oz)	3,467	2,498	39%	3,231	2,310	40%
Silver
Metal produced (oz)	233,612	305,446	(24%)	717,226	927,304	(23%)
Metal sold (oz)	243,590	340,829	(29%)	747,197	937,199	(20%)
Realized price ($/oz)	39.35	29.25	35%	34.92	26.98	29%
Lead
Metal produced (000's lbs)	8,492	9,998	(15%)	26,253	30,053	(13%)
Metal sold (000's lbs)	8,628	10,934	(21%)	27,010	30,181	(11%)
Zinc
Metal produced (000's lbs)	11,989	12,809	(6%)	38,612	38,032	2%
Metal sold (000's lbs)	12,259	13,411	(9%)	38,368	38,586	(1%)
Unit Costs
Cash cost ($/oz Au Eq)[1]	942	906	4%	915	831	10%
All-in sustaining cash cost ($/oz Au Eq)[1]	1,987	1,638	21%	1,896	1,558	22%

Mine operating income	133.1	64.1	108%	318.5	164.3	94%
Operating income	154.6	50.8	204%	294.3	110.4	167%
Net income from continuing operations	128.2	37.4	243%	214.8	74.0	190%
Attributable net income from continuing operations	123.6	35.5	248%	201.7	69.8	189%
Attributable income from continuing operations per share - basic	0.40	0.11	264%	0.66	0.23	187%
Attributable net income	123.6	35.5	248%	219.4	117.4	87%
Attributable income per share - basic	0.40	0.16	150%	0.66	0.38	74%
Adjusted attributable net income[1]	51.0	32.7	56%	131.7	57.8	128%
Adjusted EBITDA[1]	130.8	96.6	35%	356.6	236.4	51%
Net cash provided by operating activities - continuing operations	111.3	67.3	65%	293.0	136.5	115%
Free cash flow from ongoing operations[1]	73.4	34.0	116%	197.5	51.5	283%
Capital Expenditures[2]
Sustaining	31.2	33.7	(7%)	85.2	81.4	5%
Sustaining leases	6.5	2.9	124%	17.4	10.7	63%
Growth capital	17.4	8.3	110%	48.4	28.1	72%
As at				September 30, 2025	December 31, 2024	% Change
Cash and cash equivalents				438.3	231.3	89%
Total assets				2,240.9	2,115.5	6%
Debt				132.2	126.0	5%
Equity attributable to Fortuna shareholders				1,618.9	1,403.9	15%
[1] Refer to Non-IFRS financial measures
[2] Capital expenditures are presented on a cash basis
Figures may not add due to rounding
Discontinued operations have been removed where applicable

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

FINANCIAL RESULTS FROM CONTINUING OPERATIONS

Sales

	Three months ended September 30,			Nine months ended September 30,
	2025	2024	% Change	2025	2024	% Change
Provisional sales
Lindero	86.4	66.3	30%	215.2	161.5	33%
Séguéla	134.3	84.3	59%	371.8	233.7	59%
Caylloma	30.1	31.1	(3%)	89.7	86.4	4%
Adjustments[1]	0.6	—	0%	0.1	0.4	(75%)
Total sales	251.4	181.7	38%	676.8	482.0	40%
[1] Adjustments consist of mark to market, final price and assay adjustments
Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges
Treatment charges are allocated to base metals at Caylloma
Discontinued operations have been removed

Third Quarter 2025 vs Third Quarter 2024

Consolidated sales from continuing operations for the three months ended September 30, 2025 were $251.4 million, a 38% increase from the $181.7 million reported in the same period in 2024. Sales by reportable segment for the three months ended September 30, 2025 were as follows:

●	Lindero recognized sales of $86.4 million from the sale of 25,290 ounces of gold, a 30% increase from the comparable period in 2024. Sales increased at Lindero as a result of higher realized metal prices of $3,476 per gold ounce compared to $2,503 in the previous period partially offset by lower sold ounces. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Séguéla recognized sales of $134.3 million from the sale of 38,803 ounces of gold, an increase of 59% over the comparable period. Higher sales at Séguéla were the result of higher production from higher tonnes milled and grades as well as higher realized metal prices of $3,462 per gold ounce compared to $2,494 in the comparable period. See "Results of Operations – Séguéla Mine, Côte d’Ivoire" for additional information.
●	Caylloma recognized sales of $30.1 million compared to $31.1 million reported in the same period in 2024. Sales were aligned with the comparable period as higher realized silver prices offset lower metal production. Lower production was the result of lower grades mined in line with the mine plan. See "Results of Operations – Caylloma Mine, Peru" for additional information.

First Nine Months of 2025 vs First Nine Months of 2024

Consolidated sales from continuing operations for the nine months ended September 30, 2025 were $676.8 million, a 40% increase from the $482.0 million reported in the same period in 2024. Sales by reportable segment for the nine months ended September 30, 2025 were as follows:

●	Lindero recognized sales of $215.2 million from the sale of 67,433 ounces of gold compared to $161.5 million in the comparable period. The increase in sales was the result of higher realized metal prices. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Séguéla recognized sales of $371.8 million from the sale of 115,386 ounces compared to $233.7 million in the comparable period. The increase in sales was driven by higher production from an increase in tonnes milled and higher realized metal prices. See "Results of Operations – Séguéla Mine, Côte d’Ivoire" for additional information.
●	Caylloma recognized sales of $89.7 million compared to $86.4 million in the same period in 2024 as higher realized silver prices offset lower metals production. Lower production was primarily the result of lower grades mined in line with the mine plan.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

Operating Income (Loss) and Adjusted EBITDA

	Three months ended September 30,				Nine months ended September 30,
	2025%[1]		2024%[1]		2025%[1]		2024%[1]
Operating income (loss)
Lindero	101.9	118%	19.5	29%	148.4	69%	37.0	23%
Séguéla	58.4	43%	26.6	31%	164.9	44%	71.7	31%
Caylloma	10.4	34%	9.8	31%	29.6	33%	29.5	34%
Corporate	(16.1)		(5.1)		(48.6)		(27.8)
Total	154.6	62%	50.8	28%	294.3	43%	110.4	23%

Adjusted EBITDA[2]
Lindero	51.5	60%	35.7	54%	117.5	55%	80.6	50%
Séguéla	104.3	78%	51.8	61%	245.5	66%	144.0	62%
Caylloma	17.2	56%	14.3	46%	43.5	48%	39.9	45%
Corporate	(42.2)		(5.2)		(49.9)		(28.1)
Total	130.8	52%	96.6	53%	356.6	53%	236.4	49%
[1] As a Percentage of Sales
[2] Refer to Non-IFRS Financial Measures
Figures may not add due to rounding
Discontinued operations have been removed

Third Quarter 2025 vs Third Quarter 2024

Operating income for the three months ended September 30, 2025 was $154.6 million, an increase of $103.8 million over the same period in 2024 which was primarily due to:

●	Higher operating income at the Lindero Mine was primarily the result of the reversal of an impairment of $52.7 million related to mineral properties and a reversal of $16.7 million of previously recorded write-downs of low grade stockpiles. Higher sales were also a factor as described above.
●	Séguéla recognized operating income of $58.4 million in the third quarter compared to $26.6 million in the comparable period. The increase in operating income was a result of higher sales, which were partially offset by higher mining costs due to higher stripping in line with the mine plan, a 2% increase in government royalties which took effect on January 10, 2025 and an increase in depletion from higher ounces sold. Operating income for the third quarter of 2025 included $18.7 million in depletion related to the purchase price of Roxgold Inc. in 2021.
●	Operating income at the Caylloma Mine for the third quarter of 2025 was aligned with the comparable period of 2024 as changes in sales and operating costs offset each other.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $130.8 million for the three months ended September 30, 2025, an increase of $34.3 million over the same period in 2024. Higher adjusted EBITDA was primarily the result of higher sales.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the three months ended September 30, 2025 was $128.2 million. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

First Nine Months of 2025 vs First Nine Months of 2024

Operating income for the nine months ended September 30, 2025 was $294.3 million, an increase of $183.9 million over the same period in 2024 which was primarily the result of:

●	Higher operating income at Lindero was primarily driven by the same factors as for the quarter.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

●	Séguéla recognized operating income of $164.9 million primarily driven by the same factors as above. Operating income for the first nine months of 2025 included $55.2 million in depletion related to the purchase price of Roxgold Inc. in 2021.
●	Operating income for the first nine months at Caylloma was aligned with the comparable period as higher sales were offset by higher costs.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $356.6 million for the nine months ended September 30, 2025, an increase of $120.2 million over the same period in 2024. Higher adjusted EBITDA was primarily the result of higher sales.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the nine months ended September 30, 2025 was $237.1 million. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

All-in Sustaining Cost (“AISC”)

Third Quarter 2025 vs Third Quarter 2024

Consolidated AISC per gold equivalent ounce (“GEO”) sold for the third quarter of 2025 was $1,987 compared to $1,638 per ounce for the comparable quarter. Contributing factors of a higher AISC for the period were:

●	A $120/oz increase from higher share-based compensation due to the impact of an increase of the share price on share units expected to settle in cash
●	A $83/oz increase from royalties as metal prices increased and the ad valorem royalty at Séguéla increased by 2% on January 10, 2025
●	A $22/oz increase from sustaining capital due to higher sustaining leases, partially offset by lower sustaining capital expenditures as the leach pad expansion at Lindero was under construction in the comparative period
●	The comparable period included a ($43)/oz benefit related to the gain on blue chip swaps in Argentina
●	The impact of high gold prices on the calculation of gold equivalent ounces

First Nine Months of 2025 vs First Nine Months of 2024

Consolidated AISC per GEO for the first nine months of 2025 was $1,896 compared to $1,558 for the comparable period. The increase in AISC was primarily driven by the following:

●	An $84/oz increase in cash costs primarily due to an increase in stripping ratios at Séguéla and a drop in grades mined at Caylloma increasing the cost per ounce produced
●	A $51/oz increase in sustaining capital and leases as stripping capital increased at Séguéla which was partially offset by the wind down of construction of the leach pad expansion project at Lindero
●	A $91/oz increase due to higher G&A primarily as a result of higher share-based compensation
●	A $76/oz increase from royalties as metal prices increased and the ad valorem royalty at Séguéla increased by 2% on January 10, 2025
●	A ($5)/oz benefit from the gains on blue chip swaps in Argentina compared to ($40)/oz in the comparable period
●	The impact of high gold prices on the calculation of gold equivalent ounces

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

General and Administrative (“G&A”) Expenses

	Three months ended September 30,			Nine months ended September 30,
(Expressed in millions)	2025	2024	% Change	2025	2024	% Change
Mine G&A	7.2	7.5	(4%)	22.0	20.7	6%
Corporate G&A	8.1	4.1	98%	25.1	19.8	27%
Share-based payments	10.8	2.0	440%	24.4	9.9	146%
Workers' participation	0.2	0.1	100%	0.3	0.2	50%
Total	26.3	13.7	92%	71.8	50.6	42%

G&A expenses for the three months ended September 30, 2025 increased 92% to $26.3 million compared to $13.7 million reported in the same period in 2024. The increase was primarily due to higher share-based compensation from an increase in the share price and the impact on the valuation of restricted share units expected to settle in cash. The increase in corporate G&A was also due to timing of expenses and the sale of the Yaramoko and San Jose mines, in Burkina Faso and Mexico respectively, reducing corporate recharges to site.

G&A expenses for the nine months ended September 30, 2025 increased 42% to $71.8 million compared to $50.6 million in the comparable period. The increase was primarily due to factors described above for the quarter.

Foreign Exchange

Foreign exchange loss for the three months ended September 30, 2025 was $7.4 million compared to a foreign exchange gain of $1.1 million reported in the same period in 2024. The foreign exchange loss was the result of a sharp decline in the value of the Argentine Peso and the impact on cash and VAT balances denominated in Argentine Pesos. During the year the Company initiated an investment strategy to hedge against the risk of devaluation of Argentine Peso denominated cash balances which resulted in the foreign exchange loss being mitigated through interest and investment gains.

Foreign exchange loss for the nine months ended September 30, 2025 was $4.9 million compared to $3.0 million in the comparable period. The loss was the result of the impact of the devaluation of the Argentine Peso described above which was partially offset by gains in West Africa due to the appreciation of the Euro relative to the US Dollar and the impact on the valuation of balances denominated in West African Francs.

Income Tax Expense

Income tax expense for the three months ended September 30, 2025 was $24.8 million compared to $10.5 million reported in the same period in 2024. The $14.3 million increase in income tax expense was due to higher net income before taxes as well as the accrual of $8.1 million in dividend withholding taxes for Côte d’Ivoire related to anticipated repatriations in 2026.

The effective tax rates (“ETR”) for the three months ended September 30, 2025 was 16% compared to 20% for the same period in 2024. The decrease in the ETR was the result of higher income before tax from the reversal of the impairment on mineral properties and previous writedowns of low grade stockpiles at Lindero which did not have a corresponding impact on deferred tax.

Income tax expense for the nine months ended September 30, 2025 was $73.9 million compared to $26.3 million in the comparable period. The increase was primarily the result of higher income before tax and the accrual of withholding taxes partially offset by a deferred tax recovery at Séguéla due to the impact of foreign exchange rates on tax assets denominated in West African Francs. The comparable period benefited from the recognition of a previously unrecognized deferred tax asset of $12.0 million.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

The ETR for the nine months ended September 30, 2025 was 26% compared to 26% in the comparative period primarily as a result of the reversal of impairments as described above being partially offset by the recognition of withholding tax at Séguéla in the year. The comparable period benefited from the recognition of a previously unrecognized deferred tax asset.

The Company is subject to tax in various jurisdictions, including Peru, Mexico, Argentina, Côte d’Ivoire, Senegal, Australia, and Canada. There are a number of factors that can significantly impact the Company’s ETR including the geographic distribution of income, variations in our income before income taxes, varying rates in different jurisdictions, the non-recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws, and the impact of specific transactions and assessments. As a result of the number of factors that can potentially impact the ETR and the sensitivity of the tax provision to these factors, the ETR will fluctuate, sometimes significantly. This trend is expected to continue in future periods.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Lindero Mine, Argentina

The Lindero Mine is an open pit gold mine located in Salta Province in northern Argentina. Its commercial product is gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes placed on the leach pad, grade, production, and unit costs:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Mine Production
Tonnes placed on the leach pad	1,699,007	1,654,101	5,280,543	4,610,215

Gold
Grade (g/t)	0.60	0.66	0.57	0.62
Production (oz)	24,417	24,345	68,287	70,481
Metal sold (oz)	25,290	26,655	67,433	69,886
Realized price ($/oz)	3,476	2,503	3,246	2,316

Unit Costs
Cash cost ($/oz Au)[1]	1,117	1,042	1,136	1,047
All-in sustaining cash cost ($/oz Au)[1]	1,570	1,842	1,738	1,762

Capital Expenditures ($000's)[2]
Sustaining	7,153	20,678	30,871	46,636
Sustaining leases	1,279	586	2,652	1,771
Growth capital	1,174	219	3,308	568
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.

2 Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

In the third quarter of 2025, a total of 1,699,007 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.60 g/t, containing an estimated 32,775 ounces of gold. Ore mined was 1.50 million tonnes, with a stripping ratio of 1.9:1.

Lindero’s gold production for the quarter was 24,417 ounces, comprised of 23,001 ounces in doré bars, 1,325 ounces contained in rich fine carbon and 91 ounces contained in copper precipitate. Gold production remained comparable to the third quarter of 2024, as the slight increase in tonnes placed on the leach pad was offset by lower ore mined and lower gold grade in the third quarter of 2025.

The cash cost per ounce of gold for the quarter was $1,117 compared to $1,042 in the same period of 2024. The increase in cash costs was primarily driven by lower ounces sold.

AISC per gold ounce sold during Q3 2025 was $1,570 compared to $1,842 in Q3 2024. Lower AISC was primarily due to lower sustaining capital expenditures as the leach pad expansion was under construction in the comparable quarter. The comparable quarter also benefited from $3.2 million of investment gains from cross border Argentine Peso denominated bond trades compared to $nil in the current quarter.

Fortuna | 13

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

On September 27, 2025, the primary crusher experienced an unplanned, immediate shutdown. The cause was determined to be a mechanical failure involving high amperage and overheating of the pitman shaft, specifically traced to the premature wear of the primary wear parts: the bushings and bearings.

Replacement wear parts have been successfully sourced. Management’s current assessment indicates that the early failure of the bushings and bearings was likely caused by a misalignment of structural components. This issue is being fully addressed and corrected prior to the reassembly and commissioning of the crusher. The primary crusher is anticipated to be operational by the second half of November 2025.

Despite this unexpected downtime, Management does not anticipate an impact to the annual production guidance for the Lindero Mine. Immediate mitigating measures have been implemented to maintain throughput, including bypassing the primary crusher entirely with the deployment of a portable jaw crusher, and direct Run-of-Mine ore screening.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

Séguéla Mine, Côte d’Ivoire

The Séguéla Mine is located in the Woroba District of Côte d’Ivoire. The operation consists of an open pit mine, feeding ore to a single stage crushing circuit, with crushed ore being fed to a SAG mill followed by conventional carbon-in-leach and gravity recovery circuits prior to electro winning and smelting of gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Mine Production
Tonnes milled	435,770	418,390	1,308,958	1,131,684
Average tonnes crushed per day	4,737	4,548	4,777	4,115

Gold
Grade (g/t)	3.01	2.69	2.92	2.94
Recovery (%)	91	92	92	93
Production (oz)	38,799	34,998	115,485	102,537
Metal sold (oz)	38,803	33,816	115,386	101,369
Realized price ($/oz)	3,462	2,494	3,222	2,305

Unit Costs
Cash cost ($/oz Au)[1]	688	655	669	559
All-in sustaining cash cost ($/oz Au)[1]	1,738	1,176	1,554	1,073

Capital Expenditures ($000's)[2]
Sustaining	21,355	6,209	48,033	21,100
Sustaining leases	4,270	2,332	12,393	7,034
Growth capital	7,893	4,797	22,638	14,437
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

During the third quarter of 2025, mine production totaled 272,396 tonnes of ore, averaging 3.66 g/t Au, and containing an estimated 32,074 ounces of gold from the Antenna, Ancien, and Koula pits. The lower ore tonnes mined compared to milled tonnes are in line with the mine plan and strategy to reduce surface stockpiles. A total of 4,433,994 tonnes of waste was moved during the period, resulting in a strip ratio of 16.3:1.

In the third quarter of 2025, Séguéla processed 435,770 tonnes of ore, producing 38,799 ounces of gold, at an average head grade of 3.01 g/t Au, an 11% and a 12% increase, respectively, compared to the third quarter of 2024. Higher gold production was the result of higher tonnes processed and higher grades.

Cash cost per gold ounce sold was $688 for the third quarter of 2025 compared to $655 for the third quarter of 2024. Cash costs were aligned as higher ounces sold offset an increase in mining costs from higher stripping requirements in line with the mine plan.

All-in sustaining cash cost per gold ounce sold was $1,738 for the third quarter of 2025 compared to $1,176 in the same period of the previous year. The increase for the quarter was primarily the result of higher sustaining capital from capitalized stripping and higher royalties due to higher gold prices and a 2% increase in the royalty rate effective January 10, 2025.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

Caylloma Mine, Peru

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, silver, lead, and zinc production and unit costs:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Mine Production
Tonnes milled	140,523	138,030	415,653	411,669
Average tonnes milled per day	1,561	1,551	1,557	1,548

Silver
Grade (g/t)	63	82	65	84
Recovery (%)	82	84	83	83
Production (oz)	233,612	305,446	717,226	927,304
Metal sold (oz)	238,527	338,768	736,240	931,820
Realized price ($/oz)	39.33	29.24	34.89	26.98

Lead
Grade (%)	3.01	3.62	3.15	3.64
Recovery (%)	91	91	91	91
Production (000's lbs)	8,492	9,998	26,253	30,053
Metal sold (000's lbs)	8,628	10,934	27,010	30,181
Realized price ($/lb)	0.89	0.93	0.89	0.95

Zinc
Grade (%)	4.27	4.64	4.63	4.63
Recovery (%)	91	91	91	90
Production (000's lbs)	11,989	12,809	38,612	38,032
Metal sold (000's lbs)	12,259	13,411	38,368	38,586
Realized price ($/lb)	1.28	1.26	1.26	1.22

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	17.92	14.88	15.19	13.45
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	25.17	22.69	21.76	19.90

Capital Expenditures ($000's)[3]
Sustaining	2,659	6,826	6,261	13,688
Sustaining leases	945	(9)	2,317	1,871
Growth capital	702	–	1,256	-
[1] Cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

In the third quarter of 2025, the Caylloma Mine produced 233,612 ounces of silver at an average head grade of 63 g/t, a 24% decrease when compared to the same period in 2024.

Lead and zinc production for the quarter was 8.5 million pounds and 12.0 million pounds, respectively. Head grades averaged 3.01% Pb and 4.27% Zn, a 17% and 8% decrease, respectively, when compared to the same quarter in 2024. Production was lower due to lower head grades and was in line with the mine plan.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

The cash cost per silver equivalent ounce sold in the third quarter of 2025 was $17.92 compared to $14.88 in the same period in 2024. The higher cost per ounce for the quarter was primarily the result of lower silver production and the impact of higher realized silver prices on the calculation of silver equivalent ounce sold.

The all-in sustaining cash cost per ounce of payable silver equivalent in the third quarter of 2025 increased 11% to $25.17 compared to $22.69 for the same period in 2024. The increase for the quarter was the result of higher cash costs per ounce and lower silver equivalent ounces due to higher silver prices.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

QUARTERLY INFORMATION

The following table provides information for the last eight fiscal quarters up to September 30, 2025:

	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Sales	251.4	230.4	195.0	195.2	181.7	156.3	144.0	175.3
Mine operating income	133.1	105.0	80.3	69.0	64.1	52.6	47.6	52.5
Operating income	154.6	83.7	55.9	45.7	50.8	30.8	28.9	31.0
Net income	128.2	44.1	64.8	15.1	54.4	43.3	29.1	23.9
Attributable net income	123.6	37.3	58.5	11.3	50.5	40.6	26.3	21.5
Attributable net income from continuing operations	123.6	42.6	35.4	14.7	35.5	21.3	13.0	21.4

Attributable earnings per share from continuing operations - basic	0.40	0.14	0.11	0.05	0.11	0.07	0.04	0.07
Attributable earnings per share from continuing operations - diluted	0.38	0.14	0.11	0.05	0.11	0.07	0.04	0.07

Total assets	2,240.9	2,138.3	2,210.3	2,115.5	2,083.6	2,024.8	1,947.4	1,967.9
Debt	132.2	130.0	128.0	126.0	124.1	167.2	167.6	206.8

Figures may not add due to rounding

Amounts have been restated to reflect the impact of discontinued operations

The Company’s results over the past several quarters have primarily been influenced by fluctuations in the gold price, input costs, changes in gold equivalent production and foreign exchange rates.

Significant events that have impacted continuing operations from previous quarters include:

●	An impairment reversal of $52.7 million on mineral properties and the reversal of a previously recorded write-down of low grade stockpiles of $16.7 million at Lindero in Q3 2025
●	The recognition of $17.5 million in withholding taxes in Q2 2025 related to the timing of local Board approvals for the repatriation of cash balances in Côte d’Ivoire
●	The recognition of a deferred tax recovery of $12.0 million to offset the deferred tax liability from the issuance of the 2024 Notes in Q2 2024
●	A number of one-time items in Q4 2023 including a write-down of long-term stockpiles of $5.4 million, a write-down of materials inventory of $2.5 million and a $5.0 million foreign exchange loss at Lindero from a rapid devaluation of the Argentine Peso

EXPLORATION AND EVALUATION

The Company capitalizes the cost of acquiring, maintaining its interest, and exploring mineral properties as exploration and evaluation assets until such time as the properties are placed into development, abandoned, sold, or considered to be impaired in value. Sustaining capital expenditures primarily consists of exploration activities to expand a known mineral reserve. Growth capital primarily consists of exploration activities to make new discoveries or convert a discovery to a mineral reserve. Exploration and evaluations expenditures for which the Company does not have title or rights are expensed when incurred.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

	Three months ended September 30,		Nine months ended September 30,
Exploration by region	2025	2024	2025	2024
Mine site	7.4	5.9	20.9	15.5
Argentina	0.2	0.2	0.3	0.6
Cote d’Ivoire	-	0.2	1.6	0.2
Senegal	0.1	-	0.7	-
Diamba Sud	3.2	0.9	9.4	8.4
Mexico	0.5	1.0	1.5	1.7
Total exploration	11.4	8.2	34.4	26.4
Sustaining	0.5	1.2	0.9	7.6
Growth	10.9	7.1	33.5	18.8
Figures may not add due to rounding
Accrual basis
Discontinued operations removed

Mine site exploration for the three months ended September 30, 2025 continued to focus on expansion of the mineral resource at the Sunbird and Kingfisher deposits at Séguéla with 2,278 meters of reverse circulation (“RC”) drilling and 11,240 meters of diamond drilling completed.  Drilling also commenced at Caylloma with 1,188 meters completed during the quarter, while logging and assaying of the previous quarters drilling was completed at Arizaro in Argentina.

Greenfields exploration activities were conducted across Côte d’Ivoire, Senegal, and Mexico.  An infill campaign of soil sampling was completed at the Guiglo Project in south west Côte d’Ivoire , and auger and 1,432 of scout RC drilling continued at Tongon North in Côte d’Ivoire. In Senegal, work focused on continued exploration and resource expansion drilling at the Diamba Sud gold project with 3,212 meters of RC and 8,963 meters of diamond drilling completed, and auger drilling for target delineation on the adjacent Bondala permit continued.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

The Company had cash and cash equivalents of $438.3 million at September 30, 2025 compared to $231.3 million at the end of 2024. The increase in cash and cash equivalents was the result of higher metal prices driving higher free cash flow from operations and gross proceeds of $83.8 million from the sale of the San Jose and Yaramoko mines. Significant cash flow movements for continuing operations for the quarter are described below.

Continuing Operations

Operating Activities

Cash flow generated from operating activities from continuing operations for the quarter ended September 30, 2025 increased to $111.3 million compared to $67.3 million in the third quarter of 2024. The increase in operating cash flow was a result of higher metal prices driving higher sales and the timing of payments and other working capital movements. Taxes paid increased as Séguéla made one installment payment in Q3 2025 based on taxes accrued for 2024 as well as the payment of $13.6 million of withholding taxes related to the repatriation of funds from Argentina and Côte d’Ivoire.

Investing Activities

For the three and nine months ended September 30, 2025, the Company invested $48.5 million in capital expenditures on a cash basis as outlined in the table below.

Fortuna | 19

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

	Three months ended September 30,		Nine months ended September 30,
Capital investments	2025	2024	2025	2024
Lindero	8.3	20.9	34.2	46.6
Séguéla	28.7	11.0	68.6	35.5
Caylloma	3.4	6.8	7.5	13.7
Mine site capital	40.4	38.7	110.3	95.9
Projects and other	7.6	2.3	21.1	11.4
Greenfields	0.5	1.2	2.3	2.2
Total capital	48.5	42.2	133.7	109.5
Sustaining	31.2	33.7	85.2	81.4
Growth	17.4	8.3	48.4	28.1
Figures may not add due to rounding
Accrual basis
Discontinued operations removed

Capital expenditures primarily consisted of stripping at both Lindero and Séguéla, movement of a government communications antennae at Séguéla and exploration and study activities at Diamba Sud gold project.

Sale of Yaramoko VAT

As part of the consideration received by the Company in connection with the sale of its Burkina Faso entities to Soleil Resources International Ltd. (“Soleil”) which completed on May 12, 2025, the Company received non-cash consideration in the form of a right to receive to receive up to $53.6 million of value-added tax receivables that were outstanding on the closing of the sale.  During the third quarter, the Company and Soleil renegotiated the Company's right to receive these value-added tax receivables. The Company has agreed to receive $15.0 million from Soleil in consideration for the relinquishment of this right. An aggregate of $5.0 million was paid within the quarter, $6.0 million was paid subsequent to September 30, 2025, and $4.0 million remains outstanding.

Financing Activities

During Q3 2025, the Company spent $6.6 million in right of use payments and paid dividends of $12.9 million to the Government of Côte d’Ivoire, in relation to its non-controlling interest in the Séguéla Mine.

Capital Resources

The Company maintains a $150.0 million revolving credit facility (the “Credit Facility”) with an uncommitted accordion option of $75.0 million. The Credit Facility matures on October 31, 2028, and accrues interest on USBR Loans at the applicable US base rate plus an applicable margin of between 1.25% and 2.25% across all levels of the margin grid, and on Benchmark Loans at the adjusted term SOFR rate for the applicable term plus the applicable margin of between 2.25% and 3.25% across all levels of the margin grid.

As at November 5, 2025, the Credit Facility remains undrawn.

	September 30, 2025	December 31, 2024	Change
Cash and cash equivalents and short-term investments	438.3	231.3	207.0
Credit facility	150.0	150.0	-
Total liquidity available	588.3	381.3	207.0
Amount drawn on credit facility[1]	-	-	-
Net liquidity position	588.3	381.3	207.0
[1]Excluding letters of credit

Figures may not add due to rounding

Fortuna | 20

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

Capital Controls in Argentina

In April of 2025 the Government of Argentina ended a series of capital controls that had limited the ability of companies to purchase US Dollars and repatriate funds out of the country. During the third quarter, the Company took advantage of the easing of capital controls and a favourable spread on exchange rates to repatriate $62.0 million (net of withholding tax). The Company will continue to repatriate cash when conditions are favourable to manage cash balances in Argentina.

Contractual Obligations

The expected maturity of our commitments and contractual obligations as at September 30, 2025 are outlined below:

	Expected payments due by year as at September 30, 2025
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	115.4	-	-	-	115.4
Debt	-	-	172.5	-	172.5
Closure and reclamation provisions	1.2	3.8	28.6	20.3	53.9
Income taxes payable	58.3	-	-	-	58.3
Lease obligations	28.1	46.4	11.4	14.5	100.4
Other liabilities	-	6.2	-	-	6.2
Total	203.0	56.4	212.5	34.8	506.7
Figures may not add due to rounding

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

FINANCIAL INSTRUMENTS

The Company does not utilize complex financial instruments in hedging foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculative or trading purposes.

Provisionally priced trade receivables of $10.6 million and share units payable of $27.8 million are the Company’s Level 2 fair value assets and liabilities. The Company has no Level 3 fair value assets.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The forward sales, and forward foreign exchange contracts liabilities are valued based on the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

See note 3 (section m) and Note 28 of the 2024 Financial Statements for a discussion of the Company’s use of financial instruments, including a description of liquidity risks associated with such instruments.

Fortuna | 21

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

SHARE POSITION & OUTSTANDING OPTIONS & EQUITY BASED SHARE UNITS

The Company has 306,959,986 common shares outstanding as at November 5, 2025. In addition, there were 1,966,507 outstanding equity-settled share-based performance share units.

All of the outstanding share-settled performance units are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

On June 10, 2024, the Company issued an aggregate principal amount of $172.5 million of unsecured convertible senior notes (the “2024 Notes”). Subject to earlier redemption or purchase, holders may convert their 2024 Notes at any time until the close of business on the business day immediately preceding June 30, 2029. Upon conversion, holders of the 2024 Notes will receive common shares in the capital of the Company based on an initial conversion rate, subject to adjustment, of 151.7220 common shares per $1,000 principal amount of 2024 Notes. Assuming an initial conversion rate of 151.7220 common shares per $1,000 principal amount of 2024 Notes, a maximum of 26,172,045 common shares are issuable upon conversion of the 2024 Notes as at November 5, 2025.

Normal Course Issuer Bid

On April 30, 2025, the Company announced that the TSX had approved the renewal of the Company’s normal course issuer bid (”NCIB”) to purchase up to 15,347,999 common shares, being 5 percent of its outstanding common shares as at April 28, 2025. Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program started on May 2, 2025 and will end on the earlier of May 1, 2026; the date the Company acquires the maximum number of common shares allowable under the NCIB; or the date the Company otherwise decides not to make any further repurchases under the NCIB.

The Company did not repurchase any common shares of the Company under its NCIB during Q3 2025.

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions during the three and nine months ended September 30, 2025 and 2024:

(a)   Key Management Personnel

During the three and nine months ended September 30, 2025 and 2024, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

On March 28, 2025, the Company reached an agreement to sell its 100% interest in Compania Minera Cuzcatlan S.A de C.V. to JRC Ingenieria y Construccion S.A.C. (”JRC”).  The transaction subsequently closed on April 11, 2025. Luis D. Ganoza, the Company’s Chief Financial Officer, is an independent, non-shareholding director of JRC and disclosed this relationship to the Fortuna board of directors.

Other than transactions in the normal course of business and those noted above with the Board of Directors and key management personnel, the Company had no transactions between related parties during the three and nine months ended September 30, 2025 and 2024.

Fortuna | 22

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain financial measures and ratios in this MD&A which are not defined under IFRS and are not disclosed in the Financial Statements, including but not limited to: all-in costs; cash cost per ounce of gold; all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining costs per ounce of gold equivalent sold; all in cash cost per ounce of gold sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; sustaining capital; growth capital; all-in cash cost per payable ounce of silver equivalent sold; free cash flow and free cash flow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA; EBITDA margin; net debt and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by Management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented with the exception of the following:

●	The calculation of All-in Sustaining Costs was adjusted in Q4 2024 to include blue-chip swaps in Argentina. Please refer to pages 28 and 29 of the Company’s management’s discussion and analysis for the year ended December 31, 2024 for details of the change.
●	The calculations of Adjusted Net Income and Adjusted Attributable Net Income were revised in Q1 2025 to no longer remove the income statement impact of right of use amortization and accretion and add back the right of use payments from the cash flow statement. Management elected to make this change to simplify the reconciliation from net income to adjusted net income to improve transparency and because the net impact was immaterial.
●	Where applicable the impact of discontinued operations has been removed from the comparable figures. The method of calculation has not been changed except as described above.

The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Silver Equivalent Ounces Sold

Silver equivalent ounces are calculated by converting other metal production to its silver equivalent using relative metal/silver metal prices at realized prices and adding the converted metal production expressed in silver ounces to the ounces of silver production.

		Silver Ounces Sold	Management believes this provides a consistent way to measure costs and performance.
Gold Equivalent Ounces Sold

Gold equivalent ounces are calculated by converting other metal production to its gold equivalent using relative metal/gold metal prices at realized prices and adding the converted metal production expressed in gold ounces to the ounces of gold production.

Gold Ounces Sold

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Cash Costs

Cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining and processing costs, third-party refining and treatment charges, on-site general and administrative expenses, applicable production taxes and royalties which are not based on sales or taxable income calculations , net of by-product credits, but are exclusive of the impact of non-cash items that are included as part of the cost of sales that is calculated in the consolidated Income Statement including depreciation and depletion, reclamation, capital, development and exploration costs.

Cost of Sales

Management believes that cash cost and AISC measures provide useful information regarding the Company's ability to generate operating earnings and cash flows from its mining operations, and uses such measures to monitor the performance of the Company's mining operations. In addition, the Company believes that each measure provides useful information to investors in comparing, on a mine-by-mine basis, our operations relative performance on a period-by-period basis, against our competitors operations.

Cash Cost Per Ounce	This ratio is calculated by dividing cash costs by gold or silver equivalent ounces sold in the period.
All-In Sustaining Costs (AISC)

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted AISC and all-in sustaining cost measures based on guidance published by World Gold Council ("WGC"). The Company conforms its AISC and all-in cash cost definitions to that set out in the guidance and the Company has presented the cash cost figures on a sold ounce basis.

We define All-in Sustaining Costs as total production cash costs incurred at the applicable mining operation but excludes mining royalty recognized as income tax within the scope of IAS-12, as well as non-sustaining capital expenditures. Sustaining capital expenditures, corporate selling, general and administrative expenses, gains from blue-chip swaps and brownfield exploration expenditures are added to the cash cost. AISC is estimated at realized metal prices.

AISC per Ounce Sold	This ratio is calculated by dividing AISC by gold or silver equivalent ounces sold in the period.
All-In Costs	All-In Costs is calculated consistently with AISC but is inclusive of non-sustaining capital.
Sustaining Capital	Sustaining capital represents the necessary capital investments to maintain current operations at their existing including such as capitalized stripping and underground development.	Additions to Property Plant and Equipment

Management believes that sustaining and growth capital provide useful information to investors regarding the Company’s investment activities to both maintain the existing operations and invest in the future growth of the Company.

Growth Capital	Growth capital represents the capital investments necessary to expand current operations, develop new projects and build significant infrastructure.
Free Cash Flow From Ongoing Operations

Free cash flow from ongoing operations is defined as net cash provided by operating activities, less sustaining capital expenditures and current income tax expense and adding back income taxes paid, changes in long-term receivable sustaining capital expenditures, one time transaction costs, payments of lease liabilities and other non-recurring items.

		Net Cash Provided by Operating Activities	This non-IFRS measure is used by the Company and investors to measure the cash flow available from its operations to fund the Company’s growth through investments and capital expenditures.

Fortuna | 24

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Free Cash Flow	Free cash flow is defined as net cash provided by operating activities less sustaining and growth capital expenditures and payment of lease obligations.	Net Cash Provided by Operating Activities

This non-IFRS measure is used by the Company to measure cash flow available after funding growth and sustaining capital and lease obligations to fund corporate activities without reliance on additional borrowings.

Adjusted Net Income and Adjusted Attributable Net Income

Adjusted net income and adjusted attributable net income excludes the after-tax impact of specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), and certain non-recurring items. Although some of the items are recurring, such as; loss on disposal of assets and non-hedge derivative gains and losses, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.

Net Income

Management believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure which is calculated as net income before interest, taxes, depreciation, and amortization, adjusted to exclude specific items that are significant, but not reflective of the Company's underlying operations, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), unrealized gains (losses) on derivatives and certain non-recurring items, included in “Other expenses” on the Consolidated Income Statement. Other companies may calculate Adjusted EBITDA differently.

Net Income

Management believes that adjusted EBITDA provides valuable information as an indicator of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Adjusted EBITDA is also a common metric that provides additional information used by investors and analysts for valuation purposes based on an observed or inferred relationship between adjusted EBITDA and market value.

EBITDA Margin	This ratio is calculated by dividing Adjusted EBITDA by Sales
Working Capital	Working capital is a non-IFRS measure which is calculated by subtracting current liabilities from current assets.	Current Assets, Current Liabilities	Management believes that working capital is a useful indicator of the liquidity of the Company.
Net Debt	Net debt is a Non-IFRS measure which is calculated by adding together current and long term debt and then subtracting cash and cash equivalents.	Current Debt, Long Term Debt, Cash and Cash Equivalents	Management believes that net debt is a useful indicator of the liquidity of the Company.

Fortuna | 25

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

Cash Cost per Ounce of Gold Equivalent Sold

The following tables present a reconciliation of cash cost per ounce of gold equivalent sold to the cost of sales in the Q3 2025 Financial Statements for the three and nine months ended September 30, 2025 and 2024:

Cash Cost Per Gold Equivalent Ounce Sold - Q3 2025	Lindero	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	28,366	70,549	19,317	118,234
Depletion, depreciation, and amortization	(15,594)	(31,716)	(5,199)	(52,509)
Royalties and taxes	(83)	(12,154)	(287)	(12,524)
By-product credits	(1,264)	-	-	(1,264)
Other	16,675	-	(668)	16,007
Treatment and refining charges	-	-	416	416
Cash cost applicable per gold equivalent ounce sold	28,100	26,679	13,579	68,358
Ounces of gold equivalent sold	25,157	38,803	8,601	72,561
Cash cost per ounce of gold equivalent sold ($/oz)	1,117	688	1,579	942
Gold equivalent was calculated using the realized prices for gold of $3,467/oz Au, $39.4/oz Ag, $1,962/t Pb and $2,815/t Zn for Q3 2025
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Q3 2024	Lindero	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	42,350	55,466	19,820	117,636
Depletion, depreciation, and amortization	(13,639)	(27,165)	(4,465)	(45,269)
Royalties and taxes	(89)	(6,143)	(366)	(6,598)
By-product credits	(1,132)	-	-	(1,132)
Other	3	-	(279)	(276)
Treatment and refining charges	-	-	2,249	2,249
Cash cost applicable per gold equivalent ounce sold	27,493	22,158	16,959	66,610
Ounces of gold equivalent sold	26,393	33,816	13,343	73,553
Cash cost per ounce of gold equivalent sold ($/oz)	1,042	655	1,271	906
Gold equivalent was calculated using the realized prices for gold of $2,498/oz Au, $29.2/oz Ag, $2,040/t Pb and $2,782/t Zn for Q3 2024
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Year to Date 2025	Lindero	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	101,110	202,634	54,573	358,319
Depletion, depreciation, and amortization	(38,724)	(91,961)	(13,836)	(144,521)
Royalties and taxes	(270)	(33,439)	(822)	(34,531)
By-product credits	(2,757)	-	-	(2,757)
Other	16,857	-	(1,991)	14,866
Treatment and refining charges	-	-	494	494
Cash cost applicable per gold equivalent ounce sold	76,216	77,234	38,418	191,868
Ounces of gold equivalent sold	67,087	115,386	27,315	209,788
Cash cost per ounce of gold equivalent sold ($/oz)	1,136	669	1,406	915
Gold equivalent was calculated using the realized prices for gold of $3,231/oz Au, $34.9/oz Ag, $1,960/t Pb and $2,768/t Zn for Year to Date 2025
Figures may not add due to rounding

Fortuna | 26

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

Cash Cost Per Gold Equivalent Ounce Sold - Year to Date 2024	Lindero	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	112,407	152,106	53,164	317,677
Depletion, depreciation, and amortization	(36,800)	(78,211)	(11,647)	(126,658)
Royalties and taxes	(458)	(17,244)	(949)	(18,651)
By-product credits	(2,259)	-	-	(2,259)
Other	(226)	-	(960)	(1,186)
Treatment and refining charges	-	-	5,766	5,766
Cash cost applicable per gold equivalent ounce sold	72,664	56,651	45,374	174,689
Ounces of gold equivalent sold	69,430	101,369	39,399	210,198
Cash cost per ounce of gold equivalent sold ($/oz)	1,047	559	1,152	831
Gold equivalent was calculated using the realized prices for gold of $2,310/oz Au, $27.0/oz Ag, $2,091/t Pb and $2,692/t Zn for Year to Date 2024
Figures may not add due to rounding

All-in Sustaining Cash Cost and All-in Cash Cost per Ounce of Gold Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per ounce of gold equivalent sold for the three and nine months ended September 30, 2025 and 2024:

AISC Per Gold Equivalent Ounce Sold - Q3 2025	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	28,100	26,679	13,579	-	68,358
Royalties and taxes	83	12,154	287	-	12,524
Worker's participation	-	-	777	-	777
General and administration	2,880	2,993	830	18,163	24,866
Total cash costs	31,063	41,826	15,473	18,163	106,525
Sustaining capital[1]	8,432	25,625	3,604	-	37,661
Blue chips gains (investing activities)[1]	-	-	-	-	-
All-in sustaining costs	39,495	67,451	19,077	18,163	144,186
Gold equivalent ounces sold	25,157	38,803	8,601	-	72,561
All-in sustaining costs per ounce	1,570	1,738	2,218	-	1,987
Gold equivalent was calculated using the realized prices for gold of $3,467/oz Au, $39.4/oz Ag, $1,962/t Pb and $2,815/t Zn for Q3 2025
Figures may not add due to rounding
[1] Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Q3 2024	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	27,492	22,158	16,959	-	66,609
Royalties and taxes	89	6,143	366	-	6,598
Worker's participation	-	-	472	-	472
General and administration	2,935	2,945	1,246	6,275	13,401
Total cash costs	30,516	31,246	19,043	6,275	87,080
Sustaining capital[1]	21,264	8,511	6,817	-	36,592
Blue chips gains (investing activities)[1]	(3,162)	-	-	-	(3,162)
All-in sustaining costs	48,618	39,757	25,860	6,275	120,510
Gold equivalent ounces sold	26,393	33,816	13,343	-	73,553
All-in sustaining costs per ounce	1,842	1,176	1,938	-	1,638
Gold equivalent was calculated using the realized prices for gold of $2,498/oz Au, $29.2/oz Ag, $2,040/t Pb and $2,782/t Zn for Q3 2024
Figures may not add due to rounding
[1] Presented on a cash basis

Fortuna | 27

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

AISC Per Gold Equivalent Ounce Sold - Year to Date 2025	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	76,216	77,234	38,418	-	191,868
Royalties and taxes	270	33,439	822	-	34,531
Worker's participation	-	-	2,276	-	2,276
General and administration	7,937	8,255	4,957	46,712	67,861
Total cash costs	84,423	118,928	46,473	46,712	296,536
Sustaining capital[1]	33,523	60,426	8,578	-	102,527
Blue chips gains (investing activities)[1]	(1,319)	-	-	-	(1,319)
All-in sustaining costs	116,627	179,354	55,051	46,712	397,744
Gold equivalent ounces sold	67,087	115,386	27,315	-	209,788
All-in sustaining costs per ounce	1,738	1,554	2,015	-	1,896
Gold equivalent was calculated using the realized prices for gold of $3,231/oz Au, $34.9/oz Ag, $1,960/t Pb and $2,768/t Zn for Year to Date 2025
Figures may not add due to rounding
[1] Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Year to Date 2024	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	72,664	56,651	45,374	-	174,689
Royalties and taxes	458	17,244	949	-	18,651
Worker's participation	-	-	1,361	-	1,361
General and administration	9,095	6,716	3,871	29,262	48,944
Total cash costs	82,217	80,611	51,555	29,262	243,645
Sustaining capital[1]	48,407	28,134	15,559	-	92,100
Blue chips gains (investing activities)[1]	(8,311)	-	-	-	(8,311)
All-in sustaining costs	122,313	108,745	67,114	29,262	327,434
Gold equivalent ounces sold	69,430	101,369	39,399	-	210,198
All-in sustaining costs per ounce	1,762	1,073	1,703	-	1,558
Gold equivalent was calculated using the realized prices for gold of $2,310/oz Au, $27.0/oz Ag, $2,091/t Pb and $2,692/t Zn for Year to Date 2024
Figures may not add due to rounding
[1] Presented on a cash basis

Production Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables present a reconciliation of cash cost per ounce of silver equivalent sold to the cost of sales in the Q3 2025 Financial Statements for the three and nine months ended September 30, 2025 and 2024:

Cash Cost Per Silver Equivalent Ounce Sold - Q3 2025	Caylloma
Cost of sales	19,317
Depletion, depreciation, and amortization	(5,199)
Royalties and taxes	(287)
Other	(668)
Treatment and refining charges	416
Cash cost applicable per silver equivalent sold	13,579
Ounces of silver equivalent sold[1],2	757,797
Cash cost per ounce of silver equivalent sold ($/oz)	17.92
[1] Silver equivalent sold is calculated using a silver to gold ratio of 85.1:1, silver to lead ratio of 1:44.2 pounds, and silver to zinc ratio of 1:30.8 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Fortuna | 28

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

Cash Cost Per Silver Equivalent Ounce Sold - Q3 2024	Caylloma
Cost of sales	19,820
Depletion, depreciation, and amortization	(4,465)
Royalties and taxes	(366)
Other	(279)
Treatment and refining charges	2,249
Cash cost applicable per silver equivalent sold	16,959
Ounces of silver equivalent sold[1],2	1,139,823
Cash cost per ounce of silver equivalent sold ($/oz)	14.88
[1] Silver equivalent sold is calculated using a silver to gold ratio of 85.9:1, silver to lead ratio of 1:31.6 pounds, and silver to zinc ratio of 1:23.2 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Year to Date 2025	Caylloma
Cost of sales	54,573
Depletion, depreciation, and amortization	(13,836)
Royalties and taxes	(822)
Other	(1,991)
Treatment and refining charges	494
Cash cost applicable per silver equivalent sold	38,418
Ounces of silver equivalent sold[1,2]	2,529,394
Cash cost per ounce of silver equivalent sold ($/oz)	15.19
[1] Silver equivalent sold is calculated using a silver to gold ratio of 95.9:1, silver to lead ratio of 1:39.3 pounds, and silver to zinc ratio of 1:27.8 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Year to Date 2024	Caylloma
Cost of sales	53,164
Depletion, depreciation, and amortization	(11,647)
Royalties and taxes	(949)
Other	(960)
Treatment and refining charges	5,766
Cash cost applicable per silver equivalent sold	45,374
Ounces of silver equivalent sold[1,2]	3,372,741
Cash cost per ounce of silver equivalent sold ($/oz)	13.45
1 Silver equivalent sold is calculated using a silver to gold ratio of 82.8:1, silver to lead ratio of 1:28.4 pounds, and silver to zinc ratio of 1:22.1 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

Fortuna | 29

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per payable ounce of silver equivalent sold for the three and nine months ended September 30, 2025 and 2024:

AISC Per Silver Equivalent Ounce Sold - Q3 2025	Caylloma
Cash cost applicable per silver equivalent ounce sold	13,579
Royalties and taxes	287
Worker's participation	777
General and administration	830
Total cash costs	15,473
Sustaining capital[3]	3,604
All-in sustaining costs	19,077
Silver equivalent ounces sold[1],2	757,797
All-in sustaining costs per ounce	25.17
1 Silver equivalent sold is calculated using a silver to gold ratio of 85.1:1, silver to lead ratio of 1:44.2 pounds, and silver to zinc ratio of 1:30.8 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Q3 2024	Caylloma
Cash cost applicable per silver equivalent ounce sold	16,959
Royalties and taxes	366
Worker's participation	472
General and administration	1,246
Total cash costs	19,043
Sustaining capital[3]	6,817
All-in sustaining costs	25,860
Silver equivalent ounces sold[1],2	1,139,823
All-in sustaining costs per ounce	22.69
1 Silver equivalent sold is calculated using a silver to gold ratio of 85.9:1, silver to lead ratio of 1:31.6 pounds, and silver to zinc ratio of 1:23.2 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Year to Date 2025	Caylloma
Cash cost applicable per silver equivalent ounce sold	38,418
Royalties and taxes	822
Worker's participation	2,276
General and administration	4,957
Total cash costs	46,473
Sustaining capital[3]	8,578
All-in sustaining costs	55,051
Silver equivalent ounces sold[1,2]	2,529,394
All-in sustaining costs per ounce	21.76
1 Silver equivalent sold is calculated using a silver to gold ratio of 95.9:1, silver to lead ratio of 1:39.3 pounds, and silver to zinc ratio of 1:27.8 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Fortuna | 30

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

AISC Per Silver Equivalent Ounce Sold - Year to Date 2024	Caylloma
Cash cost applicable per silver equivalent ounce sold	45,374
Royalties and taxes	949
Worker's participation	1,361
General and administration	3,871
Total cash costs	51,555
Sustaining capital[3]	15,559
All-in sustaining costs	67,114
Silver equivalent ounces sold[1,2]	3,372,741
All-in sustaining costs per ounce	19.90
1 Silver equivalent sold is calculated using a silver to gold ratio of 82.8:1, silver to lead ratio of 1:28.4 pounds, and silver to zinc ratio of 1:22.1 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Growth and Sustaining Capital Expenditures

The following tables present a reconciliation of growth and sustaining capital expenditures for the three and nine months ended September 30, 2025 and 2024.

Capital expenditures for AISC Q3 2025	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	8,327	29,248	3,361	7,612	48,548
Growth capital	(1,174)	(7,893)	(702)	(7,612)	(17,381)
Sustaining capital	7,153	21,355	2,659	-	31,167
Sustaining leases	1,279	4,270	945	-	6,494
Capital expenditures for AISC	8,432	25,625	3,604	-	37,661
Figures may not add due to rounding
Discontinued operations have been removed

Capital expenditures for AISC Q3 2024	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	20,897	11,006	6,826	3,250	41,979
Growth capital	(219)	(4,797)	-	(3,250)	(8,266)
Sustaining capital	20,678	6,209	6,826	-	33,713
Sustaining leases	586	2,332	(9)	-	2,909
Capital expenditures for AISC	21,264	8,541	6,817	-	36,622
Figures may not add due to rounding
Discontinued operations have been removed

Capital expenditures for AISC YTD 2025	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	34,179	70,671	7,518	21,148	133,516
Growth capital	(3,308)	(22,638)	(1,256)	(21,148)	(48,350)
Sustaining capital	30,871	48,033	6,262	-	85,166
Sustaining leases	2,652	12,393	2,317	-	17,362
Capital expenditures for AISC	33,523	60,426	8,579	-	102,528
Figures may not add due to rounding
Discontinued operations have been removed

Fortuna | 31

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

Capital expenditures for AISC YTD 2024	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	47,204	35,537	13,688	13,115	109,544
Growth capital	(568)	(14,437)	-	(13,115)	(28,120)
Sustaining capital	46,636	21,100	13,688	-	81,424
Sustaining leases	1,771	7,034	1,871	-	10,676
Capital expenditures for AISC	48,407	28,134	15,559	-	92,100
Figures may not add due to rounding
Discontinued operations have been removed

Free Cash Flow and Free Cash Flow from Ongoing Operations

The following table presents a reconciliation of free cash flow and free cash flow from ongoing operations to net cash provided by operating activities, the most directly comparable IFRS measure, for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
(Expressed in millions)	2025	2024	2025	2024

Net cash provided by operating activities	111.3	92.9	305.0	215.4
Additions to mineral properties, plant and equipment	(48.5)	(42.1)	(135.1)	(110.9)
Payments of lease obligations	(6.6)	(3.0)	(19.0)	(11.3)
Free cash flow	56.2	47.8	150.9	93.2
Growth capital	17.4	8.3	48.4	28.1
Discontinued operations	-	(25.6)	(7.7)	(78.9)
Closure and rehabilitation provisions	0.1	-	0.2	-
Gain on blue chip swap investments	-	3.2	1.3	8.3
Other adjustments	(0.3)	0.3	4.4	0.8
Free cash flow from ongoing operations	73.4	34.0	197.5	51.5

Figures may not add due to rounding

Adjusted Net Income

The following table presents a reconciliation of the adjusted net income from net income, the most directly comparable IFRS measure, for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
(Expressed in millions)	2025	2024	2025	2024
Net income	128.2	54.4	237.0	126.8
Adjustments, net of tax:
Discontinued operations	-	(17.0)	(22.3)	(52.8)
Write off of mineral properties	-	-	2.0	-
Reversal of impairment of mineral properties, plant and equipment	(52.7)	-	(52.7)	-
Inventory adjustment	(16.7)	-	(16.9)	-
Other non-cash/non-recurring items	(2.7)	(0.9)	(2.2)	(11.9)
Adjusted net income	56.1	36.5	144.9	62.1

Figures may not add due to rounding

Fortuna | 32

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA from net income, the most directly comparable IFRS measure, for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
(Expressed in millions)	2025	2024	2025	2024
Net income	128.2	54.4	237.0	126.8
Adjustments:
Discontinued operations	-	(17.0)	(22.3)	(52.8)
Inventory adjustment	(16.7)	-	(16.9)	-
Net finance items	3.2	5.7	9.6	15.5
Depreciation, depletion, and amortization	47.1	43.0	143.3	120.3
Income taxes	24.8	10.5	73.9	26.3
Reversal of impairment of mineral properties, plant and equipment	(52.7)	-	(52.7)	-
Investment income	(0.3)	-	(2.0)	-
Other non-cash/non-recurring items	(2.8)	-	(13.3)	0.3
Adjusted EBITDA	130.8	96.6	356.6	236.4
Sales	251.4	181.7	676.8	482.0
EBITDA margin	52%	53%	53%	49%

Figures may not add due to rounding

Adjusted Attributable Net Income

The following table presents a reconciliation of Adjusted Attributable Net Income from attributable net income, the most directly comparable IFRS measure, for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
(Expressed in millions)	2025	2024	2025	2024
Net income attributable to shareholders	123.6	50.5	219.4	117.4
Adjustments, net of tax:
Discontinued operations	-	(17.0)	(22.3)	(52.8)
Write off of mineral properties	-	-	2.0	-
Reversal of impairment of mineral properties, plant and equipment	(52.7)	-	(52.7)	-
Inventory adjustment	(16.7)	-	(16.9)	0.2
Other non-cash/non-recurring items	(3.2)	(0.8)	2.2	(7.0)
Adjusted attributable net income	51.0	32.7	131.7	57.8

Figures may not add due to rounding

Net Debt

The following table presents a calculation of net debt as at September 30, 2025:

(Expressed in millions except Total net debt to Adjusted EBITDA ratio)	As at September 30, 2025
2024 Convertible Notes	172.5
Less: Cash and Cash Equivalents and Short-term Investments	(438.3)
Total net debt[1]	(265.8)
Adjusted EBITDA (last four quarters)	461.7
Total net debt to adjusted EBITDA ratio	(0.6):1
[1] Excluding letters of credit

Fortuna | 33

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

Working Capital

The following table presents a calculation of working capital as at September 30, 2025 and 2024:

	September 30, 2025 $	September 30, 2024 $
Current Assets	647.0	344.6
Current Liabilities	196.2	170.1
Working Capital	450.8	174.5
Figures may not add due to rounding

Qualified Person

Eric Chapman, Senior Vice-President of Technical Services, is a Professional Geoscientist of the Engineers and Geoscientists of British Columbia (Registration Number 36328) and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A and has verified the underlying data.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

RISKS AND UNCERTAINTIES

In the exploration, development and mining of mineral deposits, we are subject to various significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: operating hazards and risks incidental to mining activities; mineral resources, mineral reserves and metal recoveries are estimated; the ability to replace mineral reserves; assumptions that the Company must make in determining production schedules, economic returns and costs; exploration projects such as Diamba Sud are uncertain; the substantial capital required for exploration and the development of infrastructure; future environmental regulation; political and economic risk in the jurisdictions in which we operate; global geopolitical risk; repatriation of funds; government regulations and permit requirements, environmental legislation; abnormal or extreme natural events; climate change; risks related to securing required supplies of power and water; labor relations; use of outside contractors; imposition of trade tariffs; maintenance of mining concessions, challenges to the Company’s title to its properties; the termination of mining concessions in certain circumstances; risks related to artisanal or informal mining on the Company’s properties; compliance with ILO Convention 169; maintaining relationships with local communities; reputational risk; opposition to the Company’s exploration, development or operational activities; funding for exploration and  development; production risk at our operating mine sites; our ability to service and repay our debt; restrictive covenants that impose significant operating and financial restrictions; change of control restrictions; debt service obligations; breach and default under indebtedness; credit ratings; our ability to attract and retain a skilled workforce; the ability to maintain appropriate and adequate insurance across all jurisdictions; our compliance with corruption and antibribery laws and sanctions; risks related to legal proceedings that arise in the ordinary course of business; foreign currency risk; fluctuations in metal prices; our ability to sell to a limited number of smelters and off-takers; tax matters; credit risk on receivables; reclamation; risks related to information and operation technology systems; results of future legal proceedings and contract settlements; pandemics, epidemics and public health crises; volatility in the market price of the Company’s common shares; risks related to the 2024 Notes; dilution of shareholders from future offerings of the Company’s common shares or securities convertible into common shares; dividends; credit risk through VAT receivables; supply chain disruptions; tax-related risks, including tax and audits and reassessments; risks relating to the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); and competition. These risks are not a comprehensive list of the risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors' in our current Annual Information Form for the year ended December 31, 2024 as well as the section ‘Risks and Uncertainties’ in the management’s discussion and analysis for the year ended December 31, 2024 (which are available on SEDAR+ at www.sedarplus.ca).

Significant changes to our financial, operational and business risks exposure during the three and nine months ended September 30, 2025 and up to the date of this MD&A include the following:

●	In April of 2025 the Government of Argentina secured a $20.0 billion loan from the International Monetary Fund and implemented decrees which eliminated a number of capital controls and moved the Argentine Peso to a more free-floating exchange rate. This included the lifting of some restrictions on the repatriation of local cash balances. While these changes have been favourable to the Company and allow us to repatriate funds out of Argentina to manage local cash balances, there is no guarantee that these changes will remain in place or that the purchase of US Dollars for repatriation will be possible at an exchange rate the Company finds acceptable. Management continues to monitor the situation and strategically repatriate cash when possible. For cash balances in Argentine Pesos that remain in Argentina the Company has instituted an investment strategy to hedge against this risk of devaluation.
●	The US Government enacted a series of tariffs and restrictive trade policies to nearly all global trading partners and in response other countries have taken reciprocal actions to place tariffs or trade restrictions on various US products. These trade restrictions are not currently expected to materially impact the Company as it does not operate in the US and metals sales are not made into the US market. However, Management continues to

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

monitor the situation due to the significant potential impact to global supply chains and other integrated markets.

CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further information on our significant judgements and accounting estimates, refer to note 4 of our 2024 Financial Statements. There have been no subsequent material changes to these significant judgements and accounting estimates.

Changes in Accounting Policies

The Company adopted various amendments to IFRS, which were effective for accounting periods beginning on or after January 1, 2025. These include amendments to IAS 21, Lack of Exchangeability. The impacts of adoption were not material to the Company's interim financial statements.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Except for controls related to the divestment transactions completed in the second quarter, there have been no other changes in the Company’s internal control over financial reporting for the three and nine months ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A and any documents incorporated by reference into this MD&A includes certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are often, but not always, identified by the use of words

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, “possible”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to: Mineral Resource and Mineral Reserve estimates as they involve the implied assessment, based on estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated and can be profitably produced in the future; the Company's plans and expectations for its material properties and future exploration, development and operating activities, including, without limitation, capital expenditure, production and cash cost and all-in sustaining costs (“AISC”) estimates, exploration activities and budgets, forecasts and schedule estimates, as well as their impact on the results of operations or financial condition of the Company; exploration plans; statements establishing sustainability and environmental targets, goals, and strategies, and the ability to meet the same; the future results of exploration activities; statements about the timing for the repair of the primary crusher at the Lindero Mine and that the measures that the Company has put in place to mitigate the risks related to same will be successful and will not have a material impact on production; that the Company’s exploration activities will be successful and that it will be able to increase its mineral resources at its existing deposits; that the Company will receive the outstanding funds from Soleil with respect to the Company’s agreement to relinquish its rights to certain VAT receivables in Burkina Faso; the ability of the Company to continue to repatriate funds from Argentina; the Company’s expectation that there are no changes in internal controls during the three and nine months ended September 30, 2025 that are reasonably likely to materially affect the Company’s internal control over financing reporting; expected maturities of the Company’s financial liabilities, lease obligations and other contractual commitments; property permitting and litigation matters; the fluctuation of its effective tax rate in the jurisdictions where the Company does business; and statements regarding the NCIB program.

The forward-looking statements in this MD&A also include financial outlooks and other forward-looking metrics relating to Fortuna and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of Fortuna and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others: operational risks relating to mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims; inability to meet sustainability, environmental, diversity or safety targets, goals, and strategies (including greenhouse gas emissions reduction targets); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian and the Israel – Hamas conflicts, and the impact they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; risks related to International Labor Organization (“ILO”) Convention 169 compliance; developing and maintaining good relationships with local communities and stakeholders; risks associated with losing control of public

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; substantial reliance on the Séguéla Mine and the Lindero Mine for revenues; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; reliance on key personnel; uncertainty relating to potential conflicts of interest involving the Company’s directors and officers; risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions; adequacy of insurance coverage; operational safety and security risks; risks related to the Company’s compliance with the United States Sarbanes-Oxley Act; risks related to the foreign corrupt practices regulations and anti-bribery laws; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to pandemics, epidemics and public health crises; and the impact they might have on the Company’s business, operations and financial condition; the Company’s ability to access its supply chain; the ability of the Company to transport its products; and impacts on the Company’s employees and local communities all of which may affect the Company’s ability operate; competition; fluctuations in metal prices; regulations and restrictions with respect to imports; the imposition of trade tariffs on the Company’s operations; high rates of inflation; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and restrictions on foreign exchange and currencies; failure to meet covenants under its credit facility, or an event of default which may reduce the Company’s liquidity and adversely affect its business; tax audits and reassessments; risks relating to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; risks related to the volatility of the trading price of the Company’s common shares; dilution from further equity or convertible debenture financings; risks related to future insufficient liquidity resulting from a decline in the price of the Company’s common shares; uncertainty relating to the Company’s ability to pay dividends in the future; risks relating to the market for the Company’s securities; risks relating to the convertible notes of the Company; and uncertainty relating to the enforcement of any U.S. judgments which may be brought against the Company; as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form for the financial year ended December 31, 2024 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions and factors management considers reasonable as at the date of this MD&A, including but not limited to: all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties; there being no significant disruptions affecting operations, whether relating to labor, supply, power, blockades, damage to equipment or other matter; there being no material and negative impact to the various contractors, suppliers and subcontractors at the Company’s mine sites as a result of the Ukrainian – Russian, Israel - Hamas conflicts or otherwise that would impair their ability to provide goods and services; permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations; expectations regarding receipt of future additional payments from the Burkina Faso Transaction; expected trends and specific assumptions regarding metal prices and currency exchange rates; prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels; production forecasts meeting expectations; any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2025	(in US dollars, tabular amounts in millions, except where noted)

material effect on the results of operations or financial condition of the Company; and the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these Forward-looking Statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding the Company’s properties included herein was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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